ATOSSA GENETICS INC.

4105 E MADISON ST., SUITE 320

SEATTLE, WA 98112

July 24, 2012

Via EDGAR Transmission and Facsimile

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Attn: Daniel Morris

Re:         Atossa Genetics Inc.
File No. 333-179500

Dear Mr. Morris:

On behalf of Atossa Genetics Inc. (the “Company”), we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the Company’s Registration Statement on Form S-1 effective on July 25, 2012 at 5:00 p.m. (Eastern time) or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the Commission. The Company hereby authorizes Ryan Murr or Lisa Kahle of Ropes & Gray, LLP, counsel to the Company, to make such telephonic request on our behalf.

In connection with the above-captioned Registration Statement, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

Please direct any questions regarding this filing to Lisa Kahle at (415) 315-6320.

Sincerely,

/s/ Steven C. Quay
Steven C. Quay
President and Chief Executive Officer

cc:	Amanda Ravitz, U.S. Securities and Exchange Commission
Allicia Lam, U.S. Securities and Exchange Commission
Ryan Murr, Ropes & Gray LLP